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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Oregon Steel Mills, Inc.

(Name of Subject Company (Issuer))

Oscar Acquisition Merger Sub, Inc.

Evraz Group S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(together with the associated stock purchase rights)

(Title of Class of Securities)

686079104
(CUSIP Number of Class of Securities)

Valery I. Khoroshkovsky
Chief Executive Officer
Evraz Group S.A.
1 Allée Scheffer
L-2520 Luxembourg
+7 (495) 232-1370

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
William A. Groll, Esq.
Neil Q. Whoriskey, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,300,201,998	$246,122

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 36,366,830 shares of common stock, par value $0.01 per share, of Oregon Steel Mills, Inc. outstanding on a fully diluted basis, consisting of: (a) 35,818,848 shares of common stock issued and outstanding, (b) 156,911 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, (c) 15,591 shares of common stock subject to lapse or vesting restrictions and (d) 375,480 Shares underlying other outstanding equity awards and (ii) the tender offer price of $63.25 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.000107.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check
the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check
the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Page 1 of 6 pages
Exhibit Index begins on Page 6

CUSIP Number: 686079104	Page 2 of 6 pages

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Oscar Acquisition Merger Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg ("Evraz"), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, "Shares"), of Oregon Steel Mills, Inc., a Delaware corporation ("Oregon Steel"), at a price of $63.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Evraz. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the subject company is Oregon Steel Mills, Inc. Oregon Steel's principal executive office is located at 1000 S.W. Broadway, Suite 2200, Portland, Oregon 97205. Oregon Steel's telephone number is (503) 223-9228.

        (b)   This Tender Offer Statement on Schedule TO relates to Oscar Aquisition Merger Sub, Inc.'s offer to purchase all outstanding Shares. According to Oregon Steel, as of November 27, 2006, there were 35,818,848 Shares issued and outstanding, there were outstanding options to purchase an aggregate of 156,911 Shares, there were 15,591 outstanding Shares subject to vesting or other lapse restrictions and there were 375,480 Shares underlying outstanding equity awards other than restricted stock.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        The information set forth in Section 9—"Certain Information Concerning Purchaser and Evraz" and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Oregon Steel," "Certain Information Concerning Purchaser and Evraz," "Background of the Offer; Contacts with Oregon Steel" and "Purpose of the Offer; Plans for Oregon Steel and the Merger Agreement" is incorporated herein by reference.

CUSIP Number: 686079104	Page 3 of 6 pages

Item 6. Purposes of the Transaction and Plans or Proposals.

        The information set forth in Sections 6, 7, 11 and 14—"Price Range of Shares; Dividends," "Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations," "Purpose of the Offer; Plans for Oregon Steel and the Merger Agreement" and "Dividends and Distributions" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Oregon Steel," "Certain Information Concerning Purchaser and Evraz," "Background of the Offer; Contacts with Oregon Steel" and "Purpose of the Offer; Plans for Oregon Steel and the Merger Agreement" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Sections 10, 11 and 16—"Background of the Offer; Contacts with Oregon Steel," "Purpose of the Offer; Plans for Oregon Steel and the Merger Agreement" and "Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        (a)(1) The information set forth in Sections 9, 10, and 11—"Certain Information Concerning Purchaser and Evraz," "Background of the Offer; Contacts with Oregon Steel" and "Purpose of the Offer; Plans for Oregon Steel and the Merger Agreement" is incorporated herein by reference.

        (a)(2),(3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer; Plans for Oregon Steel and the Merger Agreement," "Certain Conditions of the Offer" and "Certain Legal Matters" is incorporated herein by reference.

        (a)(4) The information set forth in Section 7—"Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations" is incorporated herein by reference.

        (a)(5) N/A.

CUSIP Number: 686079104	Page 4 of 6 pages

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 30, 2006
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)
Text of press release issued by Evraz and Oregon Steel, dated November 20, 2006 (incorporated by reference to Schedule TO filed by Evraz and Purchaser with the Securities and Exchange Commission on November 20, 2006)
(a)(1)(H)	Text of press release issued by Evraz and Oregon Steel on November 30, 2006
(a)(1)(I)	Form of summary advertisement, published November 30, 2006
(b)	Commitment Letter from Credit Suisse International and UBS Limited, dated November 16, 2006
(d)(1)	Agreement and Plan of Merger by and among Evraz, Purchaser and Oregon Steel dated November 20, 2006
(d)(2)	Confidentiality Agreement, dated as of February 9, 2005, between Mastercroft Finance Limited and Oregon Steel
(d)(3)	Amendment to Confidentiality Agreement, dated as of November 6, 2006, among Evraz, Mastercroft Finance Limited and Oregon Steel
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

CUSIP Number: 686079104	Page 5 of 6 pages

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2006
Evraz Group S.A.
By:	/s/ PAVEL S. TATYANIN

Name:	Pavel S. Tatyanin
Title:	Authorized Signatory
Oscar Acquisition Merger Sub, Inc.
By:	/s/ TIMUR I. YANBUKHTIN

Name:	Timur I. Yanbukhtin
Title:	Authorized Signatory

CUSIP Number: 686079104	Page 6 of 6 pages

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 30, 2006
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)
Text of press release issued by Evraz and Oregon Steel, dated November 20, 2006 (incorporated by reference to Schedule TO filed by Evraz and Purchaser with the Securities and Exchange Commission on November 20, 2006)
(a)(1)(H)	Text of press release issued by Evraz and Oregon Steel on November 30, 2006
(a)(1)(I)	Form of summary advertisement, published November 30, 2006
(b)	Commitment Letter from Credit Suisse International and UBS Limited, dated November 16, 2006
(d)(1)	Agreement and Plan of Merger by and among Evraz, Purchaser and Oregon Steel, dated November 20, 2006
(d)(2)	Confidentiality Agreement, dated as of February 9, 2005, between Mastercroft Finance Limited and Oregon Steel
(d)(3)	Amendment to Confidentiality Agreement, dated as of November 6, 2006, between Evraz, Mastercroft Finance Limited and Oregon Steel
(g)	Not applicable
(h)	Not applicable

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SIGNATURE
EXHIBIT INDEX